UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-15973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
220 N.W. Second Avenue
Portland, Oregon 97209

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHWEST NATURAL GAS COMPANY
220 N.W. Second Avenue
Portland, Oregon 97209

Northwest Natural Gas Company
Retirement K Savings Plan

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 (“ERISA”) have been omitted because they are not applicable.

Northwest Natural Gas Company
Retirement K Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Northwest Natural Gas Company Retirement K Savings Plan

We have audited the accompanying statements of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions, have been subjected to audit procedures performed in conjunction with the audit of Northwest Natural Gas Company Retirement K Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Seattle, Washington
June 27, 2017

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015

ASSETS

Cash	$77,044	$214,234
Investments, at fair value	192,781,995	178,617,157

Total investments	192,859,039	178,831,391

Receivables
Notes receivable from participants	2,747,583	3,034,578

Total receivables	2,747,583	3,034,578

Total assets	$195,606,622	$181,865,969

LIABILITIES

Other liabilities	$48,675	$48,175

Net assets available for benefits	$195,557,947	$181,817,794

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2016	2015

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,546,684	$1,728,717
Net appreciation (depreciation) in fair value of investments	14,657,523	(3,538,554)

Net investment income (loss)	16,204,207	(1,809,837)

Contributions:
Participant elective and rollover	9,668,898	9,918,747
Employer	4,683,965	3,873,666

Total contributions	14,352,863	13,792,413

Interest income on notes receivable from participants	122,642	130,592
Other expense	(119,954)	(67,650)

Total additions	30,559,758	12,045,518

Deductions from net assets attributed to:
Withdrawals and benefit payments	(16,692,778)	(12,020,460)
Administrative fees and expenses	(126,827)	(78,367)

Total deductions	(16,819,605)	(12,098,827)

Net increase (decrease) in net assets available for benefits	13,740,153	(53,309)

Net assets available for benefits
Beginning of year	181,817,794	181,871,103

End of year	$195,557,947	$181,817,794

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Employees and Participants should refer to the Plan document and Summary Plan Description for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”). The eligibility rules and entry dates vary primarily based on type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2016, 1,286 participants had account balances in the Plan, of which 1,126 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company is the plan sponsor and administrator of the Plan. T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of their compensation to the Plan through salary deferral.

For Non-Bargaining Unit employees, the Company contributes a matching contribution of 60% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3.6% of annual eligible compensation. For Non-Bargaining Unit employees, prior to April 1, 2015, one-third of the matching contribution was made in Company stock; effective that date, no portion of the matching contribution is made in the form of Company stock.

Effective January 1, 2016, the matching contribution for Bargaining Unit employees was increased to 50% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3% of eligible compensation. Prior to January 1, 2016, the Company contributed a matching contribution of 50% of the first 4% of the Bargaining Unit employees' salary deferral contributions, with a maximum match of 2% of annual eligible compensation. For Bargaining Unit employees, no portion of the matching contribution is made in the form of Company stock.

Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors. For the years ended December 31, 2016 and 2015, the Company’s Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible Non-Bargaining Unit employees hired after December 31, 2006, and all eligible Bargaining Unit employees hired after December 31, 2009, the Company will contribute 5% and 4%, respectively, of eligible annual compensation (or another amount fixed annually) as a Non-Contributory Employer Contribution for each year a participant is an active employee of the Company. These Non-Contributory Employer Contributions are invested in the same funds that have been selected by participants for salary deferral and matching contributions. If a participant has not made an investment election, the contribution will be invested in the retirement-date-based investment fund that has a projected year of retirement that corresponds closest to the year the participant turns age 65. In 2016 and 2015, Non-Contributory Employer Contributions totaled $1,655,530 and $1,355,044, respectively.

Northwest Natural Gas Company
Retirement K Savings Plan

Participant Accounts
Where applicable, each participant’s account is credited with pre-tax contributions, matching contributions, supplemental contributions, rollover contributions, non-contributory employer contributions and net earnings or losses. Pre-tax contributions are based on the participant’s salary deferral election. Matching contributions, supplemental and non-contributory employer contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant, or in the absence of an election, the retirement-date-based investment option applicable to the participant under Plan terms.

Investment Options
Participants may direct contributions in any of the 20 investment options (two options are funds managed by T. Rowe Price Investments) offered by the Plan. One of the 20 investment options is an option to invest in the Company's stock. Contributions will be defaulted into the age-appropriate retirement-date-based investment until such time the employee makes active investment elections.
Vesting
All employee contributions, employer match and associated earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code. Non-contributory employer contributions, and associated earnings, are subject to a three-year cliff vesting schedule with 100% vesting after three years of service.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account, excluding Non-Contributory Employer Contributions. Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.
Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as either: 1) a single lump sum distribution; 2) four lump-sum distributions; 3) monthly, quarterly, or annual installment payments; 4) a rollover to an IRA; or 5) the participant may leave the funds in the Plan. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company, provided the circumstances qualify as a hardship as defined in the Plan.
Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan; however, each participant is charged a flat fee of $100 per year to help with the costs of audit, recordkeeping and trustee fees, as well as investment consulting charges. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses; however, each participant with a loan is charged a flat fee of $50 per loan to help with the costs of loan processing.
In 2016, T. Rowe Price credited the Plan with an administrative budget of $72,257. Audit fees paid during 2016 were not paid for with the administrative budget. In general, plan expenses in excess of the administrative budget amount are paid by the Company.

Northwest Natural Gas Company
Retirement K Savings Plan

Plan Amendments
Effective January 15, 2015, the Plan was amended to provide for 100% vesting of the Plan accounts of Plan participants whose employment with the Company or an affiliate is involuntarily terminated without cause as a result of the January 2015 reduction in force affecting gas storage operations, regardless of the number of years of service the participant has completed.

Effective April 1, 2015, the Plan was amended to provide that matching contributions made to Non-bargaining Unit Employees will be made all in cash, to be invested at the direction of the Participant. Prior to the amendment, one-third of the matching contribution was made in Company stock. Company stock still remains an investment option.

On January 1, 2016, the Company amended and restated the Plan in order to incorporate all amendments adopted since January 1, 2007 as well as comply with recent legislation and regulatory changes. In
December 2016 an amendment was adopted to reinstate a Plan provision that had been inadvertently deleted when the Plan was amended and restated earlier in the year. In April 2017 the Plan was amended to make minor language modifications that the Internal Revenue Service requested in connection with issuing a favorable determination letter to the Plan.
Forfeitures
As of December 31, 2016 and 2015, the remaining forfeiture account balance was $1,609 and $25,439, respectively. This balance represents amounts forfeited during the year, available to offset the employer contributions, but not yet used as of December 31. Forfeitures of $102,211 and $44,081 for the years ended December 31, 2016 and 2015 were used to offset employer contributions, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Recently Adopted Accounting Pronouncements

FAIR VALUE MEASUREMENT. On May 1, 2015, the FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)." The ASU removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also removed certain disclosure requirements. The new requirements were effective for the Plan beginning January 1, 2016 and were applied retrospectively to all periods presented, in this 2016 Form 11-K. This ASU did not materially affect the Plan's financial statements and disclosures, but changed certain presentation and disclosures of the fair value of certain plan assets in Note 4, for all periods presented.

PLAN ACCOUNTING. On July 31, 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient." Part I of the ASU simplified employee benefit plan reporting with respect to fully benefit-responsive investment contracts. Part II simplified plan investment disclosures. Part III provided for a measurement-date practical expedient for applicable plans. Parts I and III were not applicable to the Plan, but the Company has adopted Part II. The new accounting rules were effective for the Plan beginning January 1, 2016, with retrospective application required for Part II. Accordingly, the amendments were retrospectively applied to Note 3 and resulted in disclosure of the fair value of investments disaggregated by general type, whereas they were previously disaggregated by nature, characteristics and risk. In addition, under the guidance in Part II, the Plan is no longer required to disclose

Northwest Natural Gas Company
Retirement K Savings Plan

the net appreciation (depreciation) in fair value of investments by general type or to disclose individual investments that represent 5% or more of net assets available for benefits.

Recently Issued Accounting Pronouncements
FINANCIAL INSTRUMENTS. On January 5, 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities." The ASU enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation, and disclosure. The new standard is effective for the Plan beginning January 1, 2018. Upon adoption, the Plan will be required to make a cumulative-effect adjustment to the statement of net assets available for benefits in the first quarter of 2018. The Plan does not expect this standard to have a material impact to the financial statements and disclosures.
Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.
The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service ("IRS") as ordinary income.
Payment of Benefits
Benefits are recorded when paid.

Northwest Natural Gas Company
Retirement K Savings Plan

3. FAIR VALUE MEASUREMENTS
In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset or liability.

When developing fair value measurements, it is the Plan's policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.
Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2016 and 2015. There were no transfers between fair value levels during 2016 and 2015.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily quoted net asset value ("NAV") of shares held by the Plan at December 31, 2016 and 2015. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common trust funds: Valued at the NAV per unit as determined by the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value and is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
These methods may produce a fair value calculation that may not be indicative of net realizable value nor reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Northwest Natural Gas Company
Retirement K Savings Plan

The following table sets forth the fair value by level, within the fair value hierarchy, the Plan’s assets as of December 31:

2016
Asset	Level 1	Level 2	Level 3	Non-Published NAV(1)	Total
Mutual Funds	$15,787,560	$—	$—	$—	$15,787,560
Common trust(2)	—	—	—	154,100,612	154,100,612
NW Natural Company stock	22,893,823	—	—		22,893,823
Total investments at fair value	$38,681,383	$—	$—	$154,100,612	$192,781,995

2015
Asset	Level 1	Level 2	Level 3	Non-Published NAV(1)	Total
Mutual Funds	$18,563,113	$—	$—	$—	$18,563,113
Common trust(2)	—	—	—	139,614,323	139,614,323
NW Natural Company stock	20,439,721	—	—	—	20,439,721
Total investments at fair value	$39,002,834	$—	$—	$139,614,323	$178,617,157

1 The fair value for these investments is determined using Net Asset Value per share (NAV) as of December 31, 2016 and 2015, as a practical expedient, and therefore they are not classified within the fair value hierarchy. These investments primarily consist of institutional investment products, for which the NAV is generally not publicly available.

2 The Common Trust Funds primarily consist of LifePath and Equity Index Funds. The LifePath Funds provide for retirement outcomes consistent with investor preferences throughout the savings and draw down phases as they progress toward their target retirement date. The Equity Index funds seek to match the performance of an index by investing in stocks that make up that index. The Company believes the redemption value of these funds is likely to be the fair value, which is represented by the net asset value. A majority of the funds permit daily redemption without written notice. However, the US Treasury MM Trust B Fund allows daily redemption with 90 day written notice.

4. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. non-contributory employer contribution account). The Company may continue the trust and pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

5. RELATED-PARTY TRANSACTIONS

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following are related-party investments:

Northwest Natural Gas Company
Retirement K Savings Plan

	2016	2015

BlackRock	$140,244,740	$130,302,894
Northwest Natural Gas Company Common Stock	22,893,823	20,439,721
T. Rowe Price	20,444,022	17,406,116

	$183,582,585	$168,148,731

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2016 and 2015 totaled 58,137 shares for $3,323,052 and 76,156 shares for $3,466,827, respectively. Sales of Northwest Natural Gas Company stock during the years ended December 31, 2016 and 2015 totaled 79,270 shares for $4,485,706 and 77,732 shares for $3,658,924, respectively.

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Plan sponsor by a letter dated March 29, 2017, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.

Uncertain tax positions are accounted for in accordance with accounting standards that require Plan management’s assessment of the anticipated settlement outcome of material uncertain tax positions taken in a prior year, or planned to be taken in the current year. No reserves for uncertain tax positions existed as of December 31, 2016 and 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

On January 18, 2013, the Company notified the IRS of its intent to shift the Plan document to a pre-approved volume submitter format. On March 31, 2014 the IRS approved the volume submitter document, which extended the deadline for restating the Plan until April 30, 2016. The Company restated the Plan on April 29, 2016.

7. RISKS AND UNCERTAINTIES

The assets of the Plan are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

Northwest Natural Gas Company
Retirement K Savings Plan
Form 5500, Schedule H, Line 4a; Schedule of Delinquent Participant Contributions
EIN: 93-0256722 Plan 008
December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late Participant Loan Repayments are included: _x_	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$289,964	$—	$289,964	$—	$—	*

*Represents delinquent employer and employee contributions from one pay period in 2015. Lost earnings on those delinquent contributions were remitted in 2016.

Northwest Natural Gas Company
Retirement K Savings Plan
Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year)
EIN: 93-0256722 Plan 008
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	T. Rowe Price Sm-Cap Stock I	Mutual fund	$9,212,163	$10,241,601
	Dodge & Cox International Stock Fund	Mutual fund	4,873,936	4,987,298
	Met West Total Return Bond Plan	Mutual fund	577,624	558,661
	Artisan Intl Growth Trust	Common trust	3,782,602	3,653,451
*	T. Rowe Price US Treasury MM Trust B	Common trust	10,202,421	10,202,421
*	BlackRock LifePath Index 2025 Q	Common trust	28,839,270	29,269,693
*	BlackRock LifePath Index 2020 Q	Common trust	25,991,143	26,226,170
*	BlackRock LifePath Index 2030 Q	Common trust	18,875,097	19,168,867
*	BlackRock LifePath Equity Index T	Common trust	10,628,303	14,444,312
*	BlackRock LifePath Index 2035 Q	Common trust	12,934,268	13,265,427
*	BlackRock LifePath Index Ret Q	Common trust	9,117,533	9,154,456
*	BlackRock LifePath Index 2040 Q	Common trust	7,230,286	7,448,637
*	BlackRock LifePath Index 2045 Q	Common trust	5,507,295	5,685,853
*	BlackRock US Debt W	Common trust	5,786,025	5,667,667
*	BlackRock LifePath Equity Index T	Common trust	4,416,615	5,048,184
*	BlackRock LifePath Index 2050 Q	Common trust	3,251,841	3,360,147
*	BlackRock LifePath Index 2055 Q	Common trust	909,145	938,823
*	BlackRock MSCI ACWI EXUS IMI T	Common trust	477,520	477,965
*	BlackRock LifePath Index 2060 Q	Common trust	85,837	88,539
*	Northwest Natural Gas Company Common Stock	Common stock	15,680,392	22,893,823

	Total investments			192,781,995

	Notes Receivable from Participants	Interest rates from 4.25% to 4.50% maturing 2/8/2017 to 12/21/2021		2,747,583

				$195,529,578

*Represents identification of known party-in-interest in the Plan.

Northwest Natural Gas Company
Retirement K Savings Plan

Form 5500, Schedule H, Line 4j; Schedule of Reportable Transactions
EIN: 93-0256722 Plan 008
For the year ended December 31, 2016

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

BlackRock LifePath Index 2020 NL O	Common Trust	$1,901,380	$—	$1,901,380	$1,901,380	$—
BlackRock LifePath Index 2020 NL O	Common Trust	(33,249,506)	(34,019,817)	(33,249,506)	(34,019,817)	770,311
BlackRock LifePath Index 2025 NL O	Common Trust	2,311,576	—	2,311,576	2,311,576	—
BlackRock LifePath Index 2025 NL O	Common Trust	(29,620,290)	(30,383,423)	(29,620,290)	(30,383,423)	763,133
BlackRock LifePath Index 2030 NL O	Common Trust	2,134,092	—	2,134,092	2,134,092	—
BlackRock LifePath Index 2030 NL O	Common Trust	(19,207,614)	(19,698,789)	(19,207,614)	(19,698,789)	491,174
BlackRock LifePath Index 2035 NL O	Common Trust	1,376,196	—	1,376,196	1,376,196	—
BlackRock LifePath Index 2035 NL O	Common Trust	(13,181,466)	(13,444,501)	(13,181,466)	(13,444,501)	263,034
BlackRock LifePath Index 2040 NL O	Common Trust	241,479	—	241,479	241,479	—
BlackRock LifePath Index 2040 NL O	Common Trust	(10,089,332)	(10,374,360)	(10,089,332)	(10,374,360)	285,028
T. Rowe Price Small Cap Stock I	Mutual Fund	10,395,930	—	10,395,930	10,395,930	—
T. Rowe Price Small Cap Stock I	Mutual Fund	(1,189,990)	(1,244,610)	(1,189,990)	(1,244,610)	54,620
BlackRock LifePath Index 2035 Q	Common Trust	13,047,314	—	13,047,314	13,047,314	—
BlackRock LifePath Index 2035 Q	Common Trust	(112,896)	(115,185)	(112,896)	(115,185)	2,289
T. Rowe Price US Treasury MM Trust B	Common Trust	5,925,272	—	5,925,272	5,925,272	—
T. Rowe Price US Treasury MM Trust B	Common Trust	(4,016,535)	(4,016,535)	(4,016,535)	(4,016,535)	—
BlackRock LifePath Index 2025 Q	Common Trust	29,662,780	—	29,662,780	29,662,780	—
BlackRock LifePath Index 2025 Q	Common Trust	(823,815)	(823,628)	(823,815)	(823,628)	(187)
BlackRock LifePath Index 2030 Q	Common Trust	19,048,954	—	19,048,954	19,048,954	—
BlackRock LifePath Index 2030 Q	Common Trust	(264,381)	(265,223)	(264,381)	(265,223)	842
T. Rowe Price Small Cap Stock Fund	Mutual Fund	808,639	—	808,639	808,639	—
T. Rowe Price Small Cap Stock Fund	Mutual Fund	(9,460,659)	(10,235,859)	(9,460,659)	(10,235,859)	775,199
BlackRock LifePath Index 2040 Q	Common Trust	9,259,268	—	9,259,268	9,259,268	—
BlackRock LifePath Index 2040 Q	Common Trust	(141,676)	(141,101)	(141,676)	(141,101)	(575)
BlackRock LifePath Index 2020 Q	Common Trust	26,505,793	—	26,505,793	26,505,793	—
BlackRock LifePath Index 2020 Q	Common Trust	(514,403)	(513,625)	(514,403)	(513,625)	(777)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Date: June 27, 2017        /s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan
Administrative Committee

Northwest Natural Gas Company
Retirement K Savings Plan

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2016

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23